[redacted]

SEC 14045736 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43850

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brooks, Houghton Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 Madison Avenue - 25th Floor, New

(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerald H. Houghton - 212-753-1991

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Greene, Arnold G., CPA

(Name – *if individual, state last, first, middle name*)

866 United Nations Plaza, New York, N.Y. 10017

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14/14

OATH OR AFFIRMATION

I, Gerald H. Houghton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brooks, Houghton Securities, Inc., as of December 31st, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VARSHA B. PATEL
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES
ON MARCH 10, 2018

Gerald Houghton
Signature

President
Title

Varsha B. Patel
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROOKS, HOUGHTON SECURITIES, INC.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S REPORT

FORM X-17A-5

FOR THE YEAR ENDED

DECEMBER 31, 2013

BROOKS, HOUGHTON SECURITIES, INC.

CONTENTS

DECEMBER 31, 2013

Accountant's Report	1
Primary financial statements:	
Statement of Financial Condition	2
Statement of Income and Expense	3
Statement of Cash Flows	4
Statement of Changes in Stockholders Equity	5
Notes to Financial Statements	6
Supplementary information:	
Computation of Net Capital	7
Aggregate Indebtedness	7
Reconciliation of Net Capital with Focus Report	8
Computation for determination of reserve requirements under Rule 15c3-3 of the Securities and Exchange Commission.	9
Information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission.	10
Accountant's Report on Internal Accounting Control	11-12

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(516) 742-2198
FAX (516) 742-5813

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
Stockholders of

BROOKS, HOUGHTON SECURITIES, INC.

Report on the Financial Statements

I have audited the accompanying statement of Financial condition of Brooks, Houghton Securities Inc. (the "Company") as of December 31, 2013 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosure in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropiate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropirate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brooks, Houghton Securities, Inc., as of December 31, 2013, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Other Matter

My audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the supplemental schedule has been subjected to the auditing procedures applied in my audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information in the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

February 21, 2014

BROOKS, HOUGHTON SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

ASSETS

Current assets:		
Cash		$ 30,083
Money Market account		51,173
Accounts receivable		441,000
Due from affiliated company		178,082
Loan receivable		75,000
Prepaid expenses		8,856
Total assets		**$ 784,194**

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:		
Accrued expenses		$ 680
Total liabilities		**680**
Stockholders' equity:		
Common stock, no par value 1500 shares authorized 200 shares outstanding	$ 5,000	
Additional paid-in-capital	85,886	
Retained earnings	692,628	
Total stockholders' equity		**783,514**
Total liabilities and stockholders' equity		**$ 784,194**

See notes to financial statements.

BROOKS, HOUGHTON SECURITIES, INC.

STATEMENT OF INCOME AND EXPENSE

FOR THE YEAR ENDED DECEMBER 31, 2013

Revenues:	
Fee income	$ 354,005
Investment income	40
Total revenue	**354,045**
Expenses:	
Management fees	$ 60,000
Telephone	12,450
Regulatory fees and expenses	9,339
Office supplies	7,342
Bad debts	311,000
Professional fees	17,175
Insurance	823
Outside services	8,063
Equipment rental	4,100
Consulting expense	183,088
Other expenses	1,132
Total expenses	**(614,512)**
Net loss before Federal Income Tax	**(260,467)**
Less: Federal taxes	0
Net loss	**$(260,467)**

See notes to financial statements.

BROOKS, HOUGHTON SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2013

Cash Flow from operating activities:		
Net Loss		$(260,467)
Changes in operating assets and liabilities:		
Accounts receivables	$311,000	
Due from affiliates	(121,262)	
Prepaid expenses	513	
Prior year taxes	(11,673)	
Total Adjustments		**178,578**
Net cash used by operating activities		**(81,889)**
Cash used in investing activities		
Money Market Account		(5)
Net decrease in cash and cash equivalents		**(81,894)**
Cash and cash equivalents – January 1, 2013		**111,977**
Cash and cash equivalents – December 31, 2013		**$30,083**

See notes to financial statements.

BROOKS, HOUGHTON SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2013

Stockholders equity, January 1, 2013	$1,055,654
Net loss	(260,467)
2012 corporate income taxes	(11,673)
Stockholders equity, December 31, 2013	**$ 783,514**

See notes to financial statements.

BROOKS, HOUGHTON SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013

1. **ORGANIZATION :**

   Brooks, Houghton Securities, Inc. (the "Company"), is a broker-dealer registered with the Financial Industry Regulatory Authority, Inc. (FINRA). The company became a corporation on August 7, 1990.

2. **SIGNIFICANT ACCOUNTING POLICIES:**

   Income taxes are based on the net income of the company. These financial statements have been prepared in conformity with generally accepted accounting principles.

3. **NET CAPITAL REQUIREMENTS:**

   As a broker-dealer and member organization of the Financial Industry Regulatory Authority Inc.(FINRA), the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires that the Company maintain minimum net capital of 6-2/3% of aggregate indebtedness, as defined, or $5,000 whichever is greater. At December 31, 2013 the Company had net capital of $79,141 as indicated on page 7 of this audited report which was $74,141 in excess of it's required net capital of $5,000. In January 2014, the Company filed Part IIA of Form X-17a-5 (unaudited) and reported the same net capital of $79,141.

4. **RELATED PARTY TRANSACTIONS:**

   Pursuant to an agreement between Brooks, Houghton Securities, Inc. (the Company) and Brooks, Houghton & Company, Inc., dated June 6, 2002, Brooks, Houghton & Co., Inc. provides the use of its facilities to the Company.

BROOKS, HOUGHTON SECURITIES, INC.

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2013

Common Stock		$ 5,000
Additional paid-in-capital		85,886
Retained earnings		692,628
		783,514
Less: non-allowable assets		(702,938)
Net capital before haircuts		80,576
Less: haircuts on securities (2% of $51,173=$1,024) (2% of $20,523= $411)		(1,435)
Net capital		**79,141**
Greater of:		
Minimum dollar net capital required	$5,000	
or		
Minimum net capital required: (6.67% of aggregate indebtedness $680)	$ 45	5,000
Excess net capital		**$ 74,141**

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses, etc.	$ 680
Percentage of aggregate indebtedness to net capital	0.009%

See notes to financial statements.

BROOKS, HOUGHTON SECURITIES, INC.

RECONCILIATION OF NET CAPITAL WITH FOCUS REPORT

DECEMBER 31, 2013

Net capital per company's unaudited X-17A-5, Part IIA Filing (Focus Report)	$ 79,141
Less: Audit Adjustments	0
Net capital per audited report, December 31, 2013	**$ 79,141**

No material differences existed between the unaudited and audited net capital computation.

BROOKS, HOUGHTON SECURIITES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2013

The Company claims exemption from the requirements of rule 15c3-3, under Section (k) (2) (i) of the rule.

BROOKS, HOUGHTON SECURITIES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2013

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the rule.

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(516) 742-2198
FAX (516) 742-5813

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholders of

BROOKS, HOUGHTON SECURITIES, INC.

In planning and performing my audit of the financial statements and supplementary schedules of Brooks, Houghton Securities, Inc. (the "Company") for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (Internal control) as a basis for designing our auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control . Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(l) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications, and comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affect the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements, will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify al deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2013, to meet the SEC's objectives.

In addition, our review indicated that the Company was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(i) as of December 31, 2013, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulation Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 21, 2014